Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278-03

January 6, 2025

The Connecticut Light and Power Company

doing business as Eversource Energy

Pricing Term Sheet
Issuer:	The Connecticut Light and Power Company doing business as Eversource Energy
Security:	$400,000,000 4.95% First and Refunding Mortgage Bonds, 2025 Series A, due January 15, 2030
Principal Amount:	$400,000,000
Maturity Date:	January 15, 2030
Coupon:	4.95%
Benchmark Treasury:	4.375% due December 31, 2029
Benchmark Treasury Price / Yield:	99-24 / 4.431%
Spread to Benchmark Treasury:	55 basis points
Yield to Maturity:	4.981%
Price to Public:	99.864% of the principal amount
Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2025
Optional Redemption Provisions:	Make-whole call at any time prior to December 15, 2029 (one month prior to the Maturity Date) at a discount rate of Treasury plus 10 basis points and on or after such date at par
Trade Date:	January 6, 2025
Settlement Date*:	January 13, 2025 (T+5)
CUSIP / ISIN:	207597 ET8 / US207597ET86
Expected Ratings**:	A1 (Moody’s); A (S&P); A+ (Fitch)
Joint Book-Running Managers:	Barclays Capital Inc.
MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2025 Series A Bonds in the secondary market prior to the date that is one business day before the settlement date will be required, by virtue of the fact that the 2025 Series A Bonds will initially settle T+5 (on January 13, 2025) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of 2025 Series A Bonds who wish to trade 2025 Series A Bonds prior to the date that is one business day before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; MUFG Securities Americas Inc. toll-free at (877) 649-6848; or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.